MFS SERIES TRUST I

MFS SERIES TRUST III

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

May 14, 2009

VIA EDGAR (as Correspondence)

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statements on Form N-14 for the following: MFS Series Trust I (File Nos. 333-158505 and 333-158506), MFS Series Trust III (File No. 333-158507) (collectively, the “Registration Statements”)

Ladies and Gentlemen:

As requested, in connection with the filing of the above-referenced Registration Statement, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-5843.

Very truly yours,
MFS SERIES TRUST I
MFS SERIES TRUST III

Brian Langenfeld
BRIAN LANGENFELD
Assistant Secretary

500 Boylston Street, Boston, Massachusetts 02116-3741

Phone 617-954-4340 / Fax 617-350-7723

May 14, 2009

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registration Statements on Form N-14 for the following Registrants: MFS Series Trust I (File Nos. 333-158505 and 333-158506) and MFS Series Trust III (File No. 333-158507) (collectively, the “Registration Statements”)

Ladies and Gentlemen:

On behalf of the MFS Core Equity Fund (the “Core Equity Fund”) and MFS Value Fund (the “Value Fund”), each a series of MFS Series Trust I (“Trust I”), and the MFS High Income Fund (the “High Income Fund”), a series of MFS Series Trust III (“Trust III”), this letter sets forth our responses to your comments on the Registration Statements on Form N-14 as filed on April 9, 2009. The Registration Statements have been filed to effect the proposed reorganizations of (i) the MFS New Endeavor Fund (the “New Endeavor Fund”), a series of MFS Series Trust X (“Trust X”), into the Core Equity Fund (File No. 333-158505); (ii) the MFS Strategic Value Fund (the “Strategic Value Fund”), a Series of Trust X, into the Value Fund (File No. 333-158506); and (iii) the MFS Floating Rate High Income Fund (the “Floating Rate Fund”), a Series of Trust X, into the High Income Fund (File No. 333-158507).

General Comments Applicable to All Three Registration Statements

1.	Comment:

In each combined prospectus/proxy statement (each, a “Proxy Statement” and collectively, the “Proxy Statements”), please expand on the disclosure regarding the potential tax impact that the repositioning of portfolio securities may have on Fund shareholders. Please also disclose, as of a recent date, an estimate of the capital gains and/or losses that would be realized by the Funds as a result of any such portfolio repositioning.

	Response:	The disclosure will be expanded to include information about the potential tax consequences that may result from the repositioning of portfolio securities in connection with the reorganization, and will include an estimate of the capital gains and/or losses that would be realized by a Fund as a result of such repositioning, assuming that the repositioning occurred on the date referenced in the capitalization table in the Proxy Statement with respect to each reorganization.

Securities and Exchange Commission

May 14, 2009

2.	Comment:	In each Proxy Statement, please elaborate on why portfolio securities will be repositioned in connection with the reorganization.
Response:

The eighth paragraph of the response to the question “How do the investment objectives, principal investment strategies, policies and restrictions of the two funds compare?” in the Strategic Value Fund’s Proxy Statement includes disclosure that “MFS anticipates that approximately 30% of the Strategic Value Fund’s holdings will be liquidated after shareholder approval and prior to the reorganization and the proceeds reinvested in other securities so that at the time of the reorganization, the Strategic Value Fund’s portfolio will conform more closely with the Value Fund’s investment strategy of focusing on companies with large market capitalizations.” Similar disclosure will be included in the Proxy Statements for the New Endeavor Fund and the Floating Rate High Income Fund.

3.	Comment:	Please explain the differences in the expense ratios disclosed in each Fund’s most recent annual report as compared to the expense ratios disclosed in the Proxy Statements.
Response:

The expense ratios disclosed in the Proxy Statements are based on the expenses that each Fund incurred during its most recent fiscal year, as reflected in the Fund’s annual report, but have been adjusted to reflect annualized expenses and certain fee arrangements that have changed since the Fund’s most recent fiscal year end. A statement to this effect is included in the narrative paragraph preceding the expense tables and also will be included in footnote one to each expense table, as discussed in the response to Comment 5 below.

4.	Comment:

In the “Annual Fund Operating Expenses” table, please include a footnote stating that the costs associated with the reorganization are not reflected in the table, along with a cross-reference to where the reorganization costs are discussed in the Proxy Statement.

	Response:	The requested change will be made.
5.	Comment:

In footnote one to the “Annual Fund Operating Expenses” table, please add disclosure stating that the Funds’ expenses have been adjusted to reflect annualized expenses and certain current fee arrangements, similar to the language included in the narrative paragraph preceding the table.

	Response:	The requested change will be made.
6.	Comment:	In the factors that the Board of Trustees considered in making its determination that the proposed reorganization is in the best interest of each Fund, please elaborate on the costs that will be borne by MFS in connection with the reorganization.

Securities and Exchange Commission

May 14, 2009

	Response:	The fourteenth factor that the Board considered will be revised as follows:

“The estimated costs that will be borne by MFS in connection with the reorganization as a result of the expense limitation agreement currently in place pursuant to which MFS has agreed to bear a portion of the [Acquired] Fund’s expenses.”

7.	Comment:

In each Proxy Statement, please include share classes that are not involved in the proposed reorganization (if any) in the capitalization table, and footnote which share classes are not involved in the reorganization.

	Response:	The requested change will be made.
8.	Comment:	Are the costs associated with the reorganization considered extraordinary expenses and therefore excluded from any applicable expense limitation agreements?
Response:

No, the Reorganization Costs (as defined in the Proxy Statement) are not considered extraordinary expenses for purposes of the expense limitation agreements. As disclosed in each Proxy Statement, MFS will effectively bear each acquired fund’s Reorganization Costs as a result of the expense limitation agreements currently in place with respect to each acquired fund.

9.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statements.
	Response:	A “Tandy” representation letter will be filed with respect to each Registration Statement.
Registration Statement of Trust I with respect to the proposed reorganization of the New Endeavor Fund into the Core Equity Fund.
10.	Comment:

With respect to the New Endeavor Fund, please describe the 0.01% “non-operating expenses” referenced in footnote four to the “Annual Fund Operating Expenses” table that are identified as not being subject to the “Other Expense” limitation.

	Response:	As noted in the Proxy Statement, the “Other Expense” limitation currently in place for the New Endeavor Fund excludes certain “non-operating expenses”, such as interest, taxes, brokerage and transaction costs, and investment-related expenses. The “non-operating expenses” referred to in footnote four to the “Annual Fund Operating Expenses” table consist of expenses that fall into the interest and investment-related expense exclusions to the “Other Expense” limitation.

Securities and Exchange Commission

May 14, 2009

11.	Comment:	The expense limitation agreement for the Core Equity Fund disclosed in footnote five to the “Annual Fund Operating Expenses” table differs from the expense limitation agreement disclosed in the Fund’s most recent annual report to shareholders. Please confirm the date that the expense limitation agreement changed.

	Response:	MFS’ agreement to bear a portion of the Core Equity Fund’s operating expenses was modified effective March 1, 2009, subsequent to the Fund’s most recent fiscal year end. The agreement that is currently in effect is disclosed in the Proxy Statement.

Registration Statement of Trust III with respect to the proposed reorganization of the Floating Rate Fund into the High Income Fund.

12.	Comment:	With respect to the Floating Rate Fund, please confirm that there are no anticipated brokerage commissions that will be incurred by the Fund as a result of the portfolio repositioning that will occur prior to the closing date of the reorganization.

	Response:	Given the nature of the portfolio investments (i.e. primarily bank loans) that will be repositioned, it is not anticipated that the Fund will incur explicit brokerage commissions as part of the portfolio repositioning process.

13.	Comment:	Please revise the narrative paragraph preceding the “Annual Fund Operating Expenses” table to state that the Funds’ expenses have not been adjusted to reflect each Fund’s current asset size.

	Response:	The requested change will be made.

14.	Comment:	Under “Information About the Reorganization,” please break out the costs associated with the reorganization by Fund.

	Response:	The requested change will be made.

15.	Comment:	Please explain why the Pro Forma Combined Statement of Operations discloses a decrease in distribution and service fees that is not reflected in the “Annual Fund Operating Expenses” table in the Proxy Statement.

	Response:	As previously noted, the expenses disclosed in the “Annual Fund Operating Expenses” table in the Proxy Statement have been adjusted to reflect the fee arrangements that are currently in place with respect to each Fund. In particular, the 0.10% distribution fee component of the Class A Rule 12b-1 fee was eliminated for each Fund effective March 1, 2009. The Pro Forma Adjustment in the Statement of Operations reflects this change in the fee rate.

16.	Comment:	The Floating Rate Fund’s annual report for the fiscal year ending August 31, 2008 discloses an agreement by MFS to limit the Fund’s

Securities and Exchange Commission

May 14, 2009

“Total Annual Operating Expenses.” The Proxy Statement does not reference this agreement. Please confirm that this agreement has been terminated.

	Response:	MFS’ agreement to limit the Floating Rate Fund’s “Total Annual Operating Expenses” was terminated effective December 31, 2008. However, MFS’ agreement to limit the Fund’s “Other Expenses,” which was also in effect during the fiscal year ended August 31, 2008 and is currently disclosed in the Proxy Statement, was extended and will remain in place at least until December 31, 2009.

17.	Comment:	Please confirm whether the Funds have adopted FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). If so, please add appropriate disclosure to the Notes to the Pro Forma Financial Statements.

	Response:	The Funds have adopted FAS 157. The required disclosures will be added to the Notes to the Pro Forma Financial Statements.

Registration Statement of Trust I with respect to the proposed reorganization of the Strategic Value Fund into the Value Fund.

18.	Comment:	The Strategic Value Fund’s annual report for the fiscal year ended July 31, 2008 states that as part of a settlement agreement with the New York Attorney General concerning market timing and related matters, MFS had agreed to reduce the Fund’s management fee to 0.65% of the Fund’s average daily net assets for the period March 1, 2004 through February 28, 2009. The Proxy Statement states that MFS has agreed to reduce the Fund’s management fee to 0.65% of the Fund’s average daily net assets until at least November 30, 2009. Please confirm that MFS’ agreement to reduce the Fund’s management fee has been extended until at least November 30, 2009, as disclosed in the Proxy Statement.

	Response:	MFS’ agreement to reduce the Fund’s management fee as discussed in the Proxy Statement has been extended and will remain in place at least until November 30, 2009.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5843.

Sincerely,

/s/ Brian E. Langenfeld
Brian E. Langenfeld
Assistant Secretary